MET INVESTORS SERIES TRUST

AMENDMENT NO. 2 TO THE INVESTMENT ADVISORY AGREEMENT

(ClearBridge Aggressive Growth Portfolio)

This Amendment No. 2 to the Investment Advisory Agreement (the “Agreement”) dated October 1, 2006 as amended May 1, 2009, by and between MetLife Advisers, LLC, (the “Adviser”), and ClearBridge Investments, LLC (formerly, ClearBridge Advisors, LLC and CAM North America, LLC) (the “Subadviser”) with respect to the ClearBridge Aggressive Growth Portfolio, (formerly, Legg Mason Partners Aggressive Growth Portfolio), a series of the Met Investors Series Trust, is entered into effective the 1st of November, 2013.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties with to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Schedule A of the Agreement is amended in whole to read as follows:

Percentage of average daily net assets
ClearBridge Aggressive Growth Portfolio

0.35% of the first $500 million of such assets plus

0.30% of such assets over $500 million up to $1.85 billion plus

0.25% of such assets over $1.85 billion up to $2 billion plus

0.20% of such assets over $2 billion

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 1st day of October, 2013.

METLIFE ADVISERS, LLC		CLEARBRIDGE INVESTMENTS, LLC.

By:	/s/ Kristi Slavin	By:	/s/ Barbara Brooke Manning
	Kristi Slavin		Barbara Brooke Manning
	Vice President		Managing Director